SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                                 MediaBay, Inc.
                                (Name of Issuer)

                                 Common Stock
                         (Title of Class of Securities)

                                    58446J108

                                 (CUSIP Number)

                                September 2, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
                              [ ]  Rule 13d-1(b)
                              [X]  Rule 13d-1(c)
                              [ ]  Rule 13d-1(d)






     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                          Continued on following pages
                              (Page 1 of 11 Pages)

CUSIP No. 58446J108                  13G                  Page 2 of 10 Pages

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     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   SATELLITE STRATEGIC FINANCE ASSOCIATES, LLC

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     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
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     (3)   SEC USE ONLY
-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                  ANGUILLA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                         0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                         2,337,544
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                         0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                         2,337,544
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,337,544
-----------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                   [ ]
-----------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   3.7%
-----------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                   OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58446J108                  13G                  Page 3 of 10 Pages

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     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   SATELLITE STRATEGIC FINANCE PARTNERS, LTD.
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [X]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                   CAYMAN ISLANDS
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                         0
SHARES         ______________________________________________________________
BENEFICIALLY   (6)  SHARED VOTING POWER
OWNED BY                 3,603,176
EACH           ______________________________________________________________
REPORTING      (7)  SOLE DISPOSITIVE POWER
PERSON WITH              0
               --------------------------------------------------------------
               (8)  SHARED DISPOSITIVE POWER
                         3,603,176
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,603,176
-----------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                   [__]
-----------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)
                   5.8%
-----------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                   CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58446J108                  13G                  Page 4 of 10 Pages

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     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                         SATELLITE ASSET MANAGEMENT, L.P.
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [X]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                         5,940,720
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                         0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                         5,940,720
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,940,720
-----------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES**
                   [  ]
-----------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   9.5%
-----------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                   PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58446J108                  13G                  Page 5 of 10 Pages

----------------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   SATELLITE FUND MANAGEMENT LLC
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [X]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                         5,940,720
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                         0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                          5,940,720
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,940,720
-----------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES**
                   [  ]
-----------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   9.5%
-----------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                   OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58446J108                  13G                  Page 6 of 10 Pages

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Item 1(a).     NAME OF ISSUER:

               MediaBay, Inc.(the "Issuer").

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2 Ridgedale Avenue, Cedar Knolls, NJ  07927

Item 2(a).     NAME OF PERSON FILING:

  This statement is filed by:
  (i) Satellite Strategic Finance Associates, LLC ("Satellite Finance Associates");
  (ii)   Satellite Strategic Finance Partners,Ltd. ("Satellite Finance
         Partners");
  (iii)  Satellite Asset Management, L.P. ("Satellite Asset Management"); and
  (iv)   Satellite Fund Management LLC ("Satellite Fund Management").

         This statement relates to Shares (as defined herein) held by Satellite Finance Partners and Satellite Finance Associates (together, the "Satellite Finance Funds") over which Satellite Asset Management has discretionary investment trading authority. The general partner of Satellite Asset Management is Satellite Fund Management. Satellite Fund Management has four members that make investment decisions on behalf of the Satellite Finance Funds, and investment decisions made by such members, when necessary, are made through approval of a majority of such members.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the business office of each of the Reporting Persons is 623 Fifth Avenue, 20th Floor, New York, NY 10022

Item 2(c).     CITIZENSHIP:

   1) Satellite Finance Associates is an Anguillan limited liability company;

   2) Satellite Finance Partners is a Cayman Islands Corporation;and

   3) Satellite Asset Management is a Delaware limited partnership.

   4) Satellite Fund Management is a Delaware limited liability company.

Item 2(d).     TITLE OF CLASS OF SECURITIES:

                Common Stock, $.01 par value per share (the "Shares")

CUSIP No. 58446J108                  13G                  Page 7 of 10 Pages

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Item 2(e).  CUSIP NUMBER:

            58446J108

Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) or 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [X]


Item 4.   OWNERSHIP.

CUSIP No. 58446J108                  13G                  Page 8 of 10 Pages

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NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         Satellite Strategic Finance Associates, LLC
         -------------------------------------------
    (a) Amount beneficially owned: 2,337,544
    (b) Percent of class: 3.7%
    (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote                       0
         (ii)  Shared power to vote or to direct the vote          2,337,544
         (iii) Sole power to dispose or to direct the
               disposition of                                              0
         (iv)  Shared power to dispose or to direct the
               disposition of                                      2,377,544

         Satellite Strategic Finance Partners, Ltd.
         ------------------------------------------
    (a) Amount beneficially owned: 3,603,176
    (b) Percent of class: 5.8%
    (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote                       0
         (ii)  Shared power to vote or to direct the vote          3,603,176
         (iii) Sole power to dispose or to direct the
               disposition of                                              0
         (iv)  Shared power to dispose or to direct the
               disposition of                                      3,603,176

         Satellite Asset Management, L.P.
         --------------------------------
    (a) Amount beneficially owned: 5,940,720
    (b) Percent of class: 9.5%
    (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote                       0
         (ii)  Shared power to vote or to direct the vote          5,940,720
         (iii) Sole power to dispose or to direct the
                   disposition of                                          0
         (iv)  Shared power to dispose or to direct the
               disposition of                                      5,940,720

         Satellite Fund Management LLC
         ------------------------------
    (a) Amount beneficially owned: 5,940,720
    (b) Percent of class: 9.5%
    (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote                       0
         (ii)  Shared power to vote or to direct the vote          5,940,720
         (iii) Sole power to dispose or to direct the
               disposition of                                              0
         (iv)  Shared power to dispose or to direct the
               disposition of                                      5,940,720

CUSIP No. 58446J108                  13G                  Page 9 of 10 Pages

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Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THEREPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE CLASS OF SECURITIES CHECK THE FOLLOWING [ ]

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
         The limited partners of (or investors in) each of The Satellite Finance Funds the investment funds and accounts for which Satellite Asset Management exercises discretionary investment trading authority have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interests (or shares owned) in their respective funds.

         Satellite Asset Management is the investment manager to each of the Satellite Finance Funds and exercises investment discretion over each of the Satellite Finance Funds' portfolios. The general partner of Satellite Asset Management is Satellite Fund Management. Satellite Fund Management has four members that make investment decisions on behalf of the Satellite Finance Funds, and investment decisions made by such members, when necessary, are made through the approval of a majority of such members.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY.

         This Item 7 is not applicable.


Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Item 8 is not applicable

Item 9.  NOTICE OF DISSOLUTION OF GROUP.

         This Item 9 is not applicable.

Item 10. CERTIFICATION.

         Each of the Reporting Persons hereby makes the following certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 58446J108                  13G                  Page 10 of 10 Pages

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                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 2, 2005          SATELLITE STRATEGIC FINANCE ASSOCIATES, LLC

                                   By:  Satellite Asset Management L.P.,
                                        as Investment Manager

                                   By:  /s/ Simon Raykher
                                       ------------------------
                                       Name:  Simon Raykher
                                       Title: General Counsel


DATED:  September 2, 2005          SATELLITE STRATEGIC FINANCE PARTNERS, LTD.

                                   By:  Satellite Asset Management L.P.,
                                        as Investment Manager

                                   By: /s/ Simon Raykher
                                       ------------------------
                                       Name:  Simon Raykher
                                       Title: General Counsel


DATED:  September 2, 2005           SATELLITE ASSET MANAGEMENT, L.P.


                                    By:  /s/ Simon Raykher
                                         ------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel


DATED:  September 2, 2005           SATELLITE FUND MANAGEMENT LLC

                                    By:  /s/ Simon Raykher
                                         ------------------------
                                         Name:  Simon Raykher
                                         Title: Attorney-in-Fact

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


            The undersigned hereby agree that this statement on Schedule 13G with respect to the Common Stock of MediaBay, Inc., dates as of September 2, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934


DATED:  September 2, 2005          SATELLITE STRATEGIC FINANCE ASSOCIATES, LLC

                                   By:  Satellite Asset Management L.P.,
                                        as Investment Manager

                                   By:  /s/ Simon Raykher
                                       ------------------------
                                       Name:  Simon Raykher
                                       Title: General Counsel


DATED:  September 2, 2005          SATELLITE STRATEGIC FINANCE PARTNERS, LTD.

                                   By:  Satellite Asset Management L.P.,
                                        as Investment Manager

                                   By: /s/ Simon Raykher
                                       ------------------------
                                       Name:  Simon Raykher
                                       Title: General Counsel


DATED:  September 2, 2005           SATELLITE ASSET MANAGEMENT, L.P.


                                    By:  /s/ Simon Raykher
                                         ------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel


DATED:  September 2, 2005           SATELLITE FUND MANAGEMENT LLC

                                    By:  /s/ Simon Raykher
                                         ------------------------
                                         Name:  Simon Raykher
                                         Title: Attorney-in-Fact